FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                    pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                         For the period 26 May 2004

                                Cookson Group plc

                          265 Strand, London, WC2R 1BD


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

               Form 20-F    X                     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                    Yes                                  No      X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]

Exhibit No.

 1. Holding(s) in Company dated 29 April 2004
 2. Directorate Change dated 5 May 2004
 3. Director Shareholding dated 10 May 2004
 4. AGM Statement dated 14 May 2004
 5. Result of AGM dated 14 May 2004
 6. Directorate Change dated 19 May 2004
 7. Doc Re Form 20-F dated 26 May 2004

Exhibit No.1



                         SCHEDULE 10

          NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

MORLEY FUND MANAGEMENT LIMITED (A subsidiary of AVIVA PLC) AND AVIVA PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY NORWICH UNION NOMINEES LTD - 8,461,511 SHARES
CHASE GA GROUP NOMINEES LTD - 29,666,982 SHARES
CHASE NOMINEES LTD - 6,311,303 SHARES
CUIM NOMINEE LIMITED - 7,305,666 SHARES
RBSTB NOMINEES LIMITED - 4,087,517 SHARES

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

1,846,449 SHARES

8) Percentage of issued class

0.1%

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

28 APRIL 2004

11) Date company informed

29 APRIL 2004

12) Total holding following this notification
55,832,979 SHARES

13) Total percentage holding of issued class following this notification

2.95%

14) Any additional information

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
TEL: 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification
RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 29 APRIL 2004

Exhibit No.2


DIRECTORATE CHANGE

Cookson Group plc announces that Stephen Howard intends to relinquish the role as Group Chief Executive, after the identification and appointment of a successor. The process of identifying a successor has commenced and the Board envisages that an appointment will be made during the course of 2004. Accordingly, it is expected that Mr Howard will leave the Company on or before 31 December 2004.

Stephen Howard has been a Director of Cookson since 1992 and Group Chief Executive since 1997. During the seven years of his tenure as Group Chief Executive, Cookson has been fundamentally reshaped into a highly focused group, centred around Electronics and Ceramics, with the Precious Metals division the subject of an ongoing strategic review, as announced on 15 March 2004.

Stephen Howard said:

"My eighteen years at Cookson, including twelve on the Board and seven as Chief Executive, have been enormously fulfilling, but the time has simply come to do something else. The Company is now in excellent competitive shape and the long-awaited recovery is clearly underway, making this year the appropriate time to pass the baton on."

Bob Beeston,  Chairman of Cookson, said:

"The Board of Cookson is very grateful for Stephen Howard's contribution to, and leadership of, the Company over many years. After three years of very difficult trading conditions, Cookson is now firmly on the recovery path, is in a sound financial position and is therefore very well positioned to prosper under his successor. The Company will continue to enjoy Stephen's leadership whilst we identify a suitable candidate to take over from him."

An announcement concerning a successor will be made at the appropriate time.

Shareholder/analyst enquiries:
Robert Beeston, Chairman              020 7061 6500
Stephen Howard, Group Chief Executive 020 7061 6500

Media enquiries:
John Olsen, Hogarth Partnership       020 7357 9477

Cookson Group plc, 265 Strand, London WC2R 1DB
Tel: 020 7061 6500 Fax: 020 7061 6600
www.cooksongroup.co.uk

Exhibit No.3



Directors' Shareholdings

Cookson Group plc

In accordance with the rules of the Cookson Mid-Term Incentive Scheme the following Executive Directors of Cookson Group plc have received an allocation of deferred shares under the 2001-2003 Mid-Term Incentive Plan (the "Plan"). Details of these awards and the financial performance achieved were included in the Company's 2003 Annual Report.

The following deferred shares were allocated to Executive Directors on Friday 7 May 2004, based upon the mid-market closing price for shares in Cookson Group plc on 6 May 2004, of 44 pence.


Director                                            Deferred Shares
S L Howard                                          304,422
D H Millard                                         149,322
R P Sharpe                                          167,807
G C Cozzani                                         151,338


These deferred shares will vest on or shortly after 31 December 2005 subject to each individual's continued employment. Early release provisions also apply in certain circumstances, e.g. retirement.

A summary of the terms of the Mid-Term Incentive Scheme is included in the 2003 Annual Report. Each of the participants in the Plan was eligible to receive a bonus paid partly in cash and partly in deferred shares, based upon the achievement of cumulative profit and cashflow targets over the three-year period starting on 1 January 2001. Awards for the Executive Directors were based on Group performance.

As a result of these allocations of deferred shares, the revised share and option interests of the respective Directors in the shares of Cookson Group plc are as follows:-


Director          Deferred          Existing         Existing
                  Shares            Shareholdings    Share  Options
S L Howard        304,422           713,976          7,814,881
D H Millard       149,322           399,999          3,621,598
R P Sharpe        167,807           489,759          4,659,507
G C Cozzani       151,338           158,028          3,338,758

Cookson Group plc
265 Strand
London WC2R 1DB
Tel: +44 (0) 20 7061 6500
Fax: +44 (0) 20 7061 6600
Web: www.cooksongroup.co.uk

Exhibit No.4

COOKSON GROUP PLC - EXTRACT FROM CHIEF EXECUTIVE'S AGM ADDRESS

The following extract is taken from Group Chief Executive Stephen Howard's address to Cookson's Annual General Meeting which was held today.

"On 28 April we provided an update on trading. The news in that update was encouraging, with positive progress made in the first quarter across the Company. The highlight of the quarter was the continuation of the robust recovery of our Electronics business. The Ceramics and Precious Metals divisions also achieved higher first quarter sales and profits compared to a year ago. As a result of the strong operational improvement, the eradication of the losses incurred by Speedline, which was sold last year, and lower interest charges on reduced borrowings, we saw a very substantial improvement in profitability in the first quarter, recording a pre-tax profit of GBP18 million for the Group compared to a pre-tax loss of GBP1 million a year ago.

"Looking ahead to the second quarter of this year, in our 28 April statement we said that the business continued to perform in line with management expectations and that we had exited the first quarter with strong order books. Results for the month of April have confirmed this trend and we anticipate that the underlying trading conditions experienced in the first quarter should be maintained in the second quarter."


Note: slides and proxy votes from the AGM will be available on Cookson's website www.cooksongroup.co.uk later today.


Shareholder/analyst enquiries:

Stephen Howard, Group Chief Executive                        020 7061 6500
Dennis Millard, Group Finance Director                       020 7061 6500
Lisa Williams, IR Manager                                    020 7061 6500
Media enquiries:
John Olsen, Hogarth Partnership                              020 7357 9477

Cookson Group plc
265 Strand
London WC2R 1DB
Tel: +44 (0) 20 7061 6500
Fax: +44 (0) 20 7061 6600
Web: www.cooksongroup.co.uk

About Cookson Group

Cookson Group is a leading materials technology company which provides materials, processes and services to customers worldwide. The Group's operations are formed into three divisions - Electronics, Ceramics and Precious Metals. The Electronics division is a leading manufacturer and supplier of materials and services to the electronics industry, primarily serving fabricators and assemblers of printed circuit boards, assemblers of semiconductor packaging and the electrical and industrial markets. The Ceramics division is the world leader in the supply of advanced flow control and refractory products and systems to the iron and steel industry and is also a leading supplier of refractory lining materials for iron and steelmaking and other industrial processes. The Precious Metals division is a leading supplier to the jewellery industry of fabricated precious metals products.

Headquartered in London, Cookson employs over 15,600 people in more than 35 countries and sells its products in over 100 countries.

Exhibit No.5

Cookson Group plc - Annual General Meeting

Cookson Group plc confirms that each of the resolutions set out in the Notice of Meeting circulated to shareholders on 13 April 2004 were passed by Shareholders at today's Annual General Meeting, including the following items of special business:



-        authority for the Company to incur political expenditure;
- approval of amendments to the Articles of Association to enable the Company to hold treasury shares;
-        approval of a new US Stock Purchase Plan;
- approval of amendments to the Rules of the Cookson Executive Share Option Scheme (1995) and the Cookson Group US Stock Purchase Plan
         (1994); and
-        approval of the new Long-Term Incentive Plan.


Copies of the items of special business will be submitted to the UK Listing Authority shortly and will be available for inspection at the UK Listing Authority's Document Viewing Facility at 25 The North Colonnade, Canary Wharf, London EH14 5HS.

Cookson  Group plc
265 Strand
London WC2R 1DB
Tel: +44 (0) 20 7061 6500
Fax: +44 (0) 20 7061 6600
Web: www.cooksongroup.co.uk

Exhibit No.6

COOKSON GROUP plc - DIRECTORATE CHANGE

Cookson Group plc announces that Raymond Sharpe has resigned as a Director with immediate effect and is to leave the Company in order to take up a position within the private equity sector.

Mr Sharpe, who is Chief Executive of the Electronics division, has agreed with the Board of Cookson to continue to assist the Company as required for a short period.

Group Chief Executive Stephen Howard will assume direct responsibility for the Electronics division with immediate effect.

Stephen Howard said:

"Ray Sharpe has been a valued member of Cookson's executive team for many years and we are sorry to see him go.

"However, the Electronics division benefits from a vastly experienced and highly motivated management team. As announced at the Group's AGM on 14 May, the strong recovery seen in the Electronics division has continued into the second quarter and we are fully confident in our ability to continue to drive that recovery forward."


Shareholder/analyst enquiries:

Robert Beeston, Group Chairman                       020 7061 6500
Stephen Howard, Group Chief Executive                020 7061 6500
Dennis Millard, Group Finance Director               020 7061 6500

Media enquiries:
John Olsen, Hogarth Partnership                      020 7357 9477


Cookson Group plc
265 Strand
London WC2R 1DB
Tel: +44 (0) 20 7061 6500
Fax: +44 (0) 20 7061 6600
Web: www.cooksongroup.co.uk


About Cookson Group

Cookson Group is a leading materials technology company which provides materials, processes and services to customers worldwide. The Group's operations are formed into three divisions - Electronics, Ceramics and Precious Metals. The Electronics division is a leading manufacturer and supplier of materials and services to the electronics industry, primarily serving fabricators and assemblers of printed circuit boards, assemblers of semiconductor packaging and the electrical and industrial markets. The Ceramics division is the world leader in the supply of advanced flow control and refractory products and systems to the iron and steel industry and is also a leading supplier of refractory lining materials for iron and steelmaking and other industrial processes. The Precious Metals division is a leading supplier to the jewellery industry of fabricated precious metals products.

Headquartered in London, Cookson employs over 15,600 people in more than 35 countries and sells its products in over 100 countries.

Exhibit No.7

Cookson Group plc

Form 20-F for the fiscal year ended 31 December 2003


Cookson Group plc hereby announces that it has filed its annual report for the year ended 31 December 2003 on Form 20-F with the Securities Exchange Commission. A copy of this document will also shortly be submitted to the UK Listing Authority, and will be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:


Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no. + 44 (0) 20 7676 1000

                                                   SIGNATURE
                                                   Cookson Group plc



                                                   By:________________
                                                   Rachel Fell
                                                   Assistant Company Secretary


                                                   Date: 26 May 2004